





The David Movie plans to go live.
14h
LIVESTREAM
November 23 · 12pm MST
The Power Of Prayer
with Special Guest
Solomon Jordan
DAVID
TUE, NOV 23 AT 9 PM UTC+02
David and the Power of Prayer
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thedavidmovieofficial ...

thedavidmovieofficial We took the challenge to tell David's story and can't wait to make it happen with you.

Here is David's sister Abigail and Samuel the Prophet.

Learn more at angel.com/david
Art by: John Burton | @johnburtonart
—

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation

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Liked by **basil.nevaeh** and **823 others**

7 DAYS AGO

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 **thedavidmovieofficial**

 **thedavidmovieofficial** Welcom
is to make the most significant
Dreamworks' "Prince of Egypt'

We want to create an epic mov
standing alongside the likes of
quality and entertainment valu

Here, you'll find updates on wh
get involved. We can't wait to s
adventure-filled story with you

Go to angel.com/david for more

5w

 **basil.nevaeh** This actually look

4w   2 likes   Reply

 **benjay011** This is gonna be hu

5w   4 likes   Reply

 **artsyfartsy_yahyah** 😍😍😍
can't wait!!

4w   1 like   Reply

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11,685 views

OCTOBER 8

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thedavidmovieofficial


thedavidmovieofficial "Everyo
versus Goliath. He was this wa
by this character. I thought if w
film around the life of David the
on the giants... and to live bigg
Cunningham

Go to angel.com/david to learn

Artist: Daniel Clarke
@danielclarkeart

5w


maidensofgod I have watched
dozen times, I am soooo excite
you have an estimated release

5w 6 likes Reply

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emillyhale_chipfan1 😮

5w Reply


biga_egorov Amen! True ❤️

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OCTOBER 8

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thedavidmovieofficial



thedavidmovieofficial CREATO
- PHIL CUNNINGHAM

Phil's passion for story-telling v
growing up in the wild frontier
life was often interspersed with
fantastic stories.

Phil is an entrepreneur, a vision
all--a man of faith.

Over the last two decades he h
Studios in Cape Town, South A
some of the world's leading bra
as Netflix's "Jungle Beat," whic
movies across all genres for th

The story of David has been th
journey into film. Phil has been
of God's nature that are woven

If you, too, know the power of t
go to angel.com/David to learn

5w



biga_egorov Blessing God 😍

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OCTOBER 9

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thedavidmovieofficial



thedavidmovieofficial SAVE T

If you, like us, are ready to face
next Tuesday!

We'll be talking to Jordan Harm
Studios. We have partnered wi
confident that they share our v
iconic animated film of all time

We'll tell you more about how v
amazing story to the world and

Link in Bio for more info.

5w



benjay011 How do we join?

5w   1 like   Reply

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hmyersartist Really cool, but I
story that necessitates it being
if I'm mistaken

5w   1 like   Reply

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OCTOBER 10

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 **The David Movie**
17h · 🌐

David's courage is inspiring and motivates us to tell his story in an exciting and involving way.

Find out how you can join us at angel.com/david
Art by: John Burton | @johnburtonart

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.



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